December 19, 2007

F. Jacob Cherian
President and Chief Executive Officer
Millennium India Acquisition Company Inc.
330 East 38th Street, Suite 40H
New York, NY 10016

      Re:	Millennium India Acquisition Company Inc.
      Preliminary Proxy Statement on Schedule 14A
      Amended December 6, 2007
		File No. 1-32931
		Correspondence Dated November 6, 2007

Dear Mr. Cherian:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. Please note that the Division of Investment Management is still reviewing your response. Any further comments from the Division of
Investment Management will be provided to you directly by the Division of Investment Management.

Management`s Discussion and Analysis, page 78
Projected Financial Results for the Combined SMC Group, page 95
2. Please revise your disclosure to state how the forecasted amounts would be expected to differ if they were prepared in accordance with
US GAAP. Alternatively, revise to present the projections in accordance with US GAAP rather than Indian GAAP.
3. For each of the assumptions identified on pages 95-96, please expand your disclosures to provide the actual data as of and for the year ended March 31, 2007, so that investors will be able to objectively assess the likelihood of the achievement of each significant assumption. Where material differences exist between the actual amount as of March 31, 2007 and the forecasted amount as of March 31, 2008, please expand your disclosures to provide additional detail regarding why you believe that the underlying assumption is achievable. Further, please revise to quantify the projected impact on the forecasted results to the extent that each key assumption is not achieved, or state that a reasonable estimate of the projected impact cannot be made and disclose the reasons why you believe this is the case.
4. Please revise your disclosure to include the quarter-on-quarter revenue growth assumption of 20-25% for the remainder of fiscal year
2008, as indicated in the last paragraph of your response to prior comment eight of our letter dated November 29, 2007.
5. Please revise your disclosure to state the reasons why you believe there is reasonable basis to present three years of forecasted results. Refer to Item 10(b)(2) of Regulation S-K.
6. The above comments also apply to Exhibit 99 of your Form 8-K filed
November 23, 2007 and similar disclosures in other periodic reports.
Please revise your disclosures as appropriate.

* * * * *
      As appropriate, please amend your preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Maureen Bauer, Staff Accountant, at (202)
551-
3237 or Carlton Tartar, Assistant Chief Accountant, at (202) 551-
3387
if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 or David Link at (202) 551-3356 with any
other questions.

      					Sincerely,


      					John Reynolds
      					Assistant Director

cc.	Ira I. Roxland, Esq.
	Sonnenschein Nath & Rosenthal LLP
	Fax:  (212) 768-6800
F. Jacob Cherian, President and Chief Executive Officer
Millennium India Acquisition Company Inc.
December 19, 2007
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